Exhibit 99.1

News Release

Stratasys and CollPlant Unite Technologies to Transform Healthcare with
Industrial-Scale Bioprinting of Tissues and Organs

Joint development and commercialization agreement will initially focus on development of bioprinting solution for CollPlant’s regenerative breast implants, addressing $2.6 billion market opportunity

Stratasys’ P3 technology-based bioprinter and CollPlant’s rhCollagen-based bioinks also ideal for future innovation and production of additional human tissues and organs

Companies to cross-promote respective bioprinting products

EDEN PRAIRIE, Minn. & REHOVOT, Israel, April 4, 2023 -- Stratasys Ltd. (Nasdaq: SSYS) and CollPlant Biotechnologies (Nasdaq: CLGN) today announced a joint development and commercialization agreement to collaborate on the development of a solution to bio-fabrication human tissues and organs using Stratasys’ P3 technology-based bioprinter and CollPlant’s rh-Collagen-based bioinks. The first project focuses on the development of an industrial-scale solution for CollPlant’s regenerative breast implants program.

Stratasys is a leader in polymer 3D printing solutions. CollPlant is a pioneering regenerative and aesthetics medicine company developing innovative technologies and products based on its plant-based collagen for tissue regeneration and organ manufacturing.

The new bioprinter, based on Stratasys’ precise P3™ 3D printing technology in combination with CollPlant’s flagship bioinks, will enable the production of CollPlant’s state of the art breast implants, which are being designed to regenerate an individual’s natural breast tissue without eliciting immune response, providing a potentially revolutionary alternative for both aesthetic and reconstructive procedures.

Human size breast implant, printed with Stratasys P3 3D printing technology and CollPlant’s bioink

Currently the global breast implant market is estimated to be $2.6 billion,1 while breast reconstruction and augmentation procedures represent the second most common plastic surgery procedure performed worldwide today2. The most common breast augmentation or reconstruction procedures today are based on synthetic silicone breast implantations, an artificial substitution for natural regenerated tissue with risks of complications.

1	Breast Implant Market; Global Industry Trends, Share, Size, Growth, Opportunity and Forecast 2023-2028, IMARC Group

2	ISAPS International Survey on Aesthetic/Cosmetic Procedures, 2021

News Release

Under the agreement, both companies have agreed to cross-promote each other’s bioprinting products Stratasys’s bioprinter will be offered to customers together with CollPlant’s bioinks, and similarly Stratasys’ bioprinter will be offered to CollPlant’s business partners and customers.

“Through this partnership with CollPlant, we have an important opportunity to transform healthcare with bioprinting to improve the lives of patients undergoing breast augmentation or reconstruction procedures,” said Stratasys CEO Dr. Yoav Zeif. “This agreement is well-aligned with our strategy to deliver complete solutions for high-growth industry applications with our ecosystem of partners, and the production scale and precision 3D printing capabilities of Stratasys’ P3 Programmable Photopolymerization technology are a particularly strong fit for bioprinting applications. We believe that partnering with CollPlant will enable us to accelerate the industrialization of bioprinting for regenerative medicine, and we look forward to collaborating towards the successful commercialization of CollPlant’s novel regenerative breast implants and beyond.”

Yehiel Tal, CEO of CollPlant, commented, “Stratasys is leading in additive manufacturing and we are excited to collaborate with them on this transformative initiative. The P3 technology allows printing with high resolution and process control, and we believe that the combined, pioneering technologies of both companies will streamline the development and production process so that we have the most efficient means to produce our regenerative breast implants and other potential tissues and organs. We believe that our rhCollagen-based regenerative implant has the potential to overcome the challenges of existing breast procedures that use silicone implants or autologous fat tissue transfer.”

In January 2023, CollPlant announced that it successfully completed a large-animal study for its 3D bioprinted regenerative breast implants. The preclinical study demonstrated progressive stages of tissue regeneration after three months, as highlighted by the formation of maturing connective tissue and neovascular networks within the implants, with no adverse events reported. Based on these positive results, CollPlant is planning to initiate a follow-up, large-animal study in the second half of 2023 using commercial-size implants to support subsequent human studies and future product commercialization.

Contacts:

Stratasys

Corporate & North America:

Aaron Pearson

Aaron.pearson@stratasys.com

1-612-716-9228

News Release

Investor Relations:

Yonah Lloyd

Yonah.lloyd@stratasys.com

972-74-745-4919

Israel:

Rosa Coblens

Rosa.coblens@stratasys.com

852-9189-7273

EMEA:

Jonathan Wake, Incus Media

Stratasys@incus-media.com

44-1737-215200

CollPlant

Eran Rotem, Deputy CEO & CFO

Email: Eran@CollPlant.com

About Stratasys

Stratasys is leading the global shift to additive manufacturing with innovative 3D printing solutions for industries such as aerospace, automotive, consumer products, healthcare, fashion and education. Through smart and connected 3D printers, polymer materials, a software ecosystem, and parts on demand, Stratasys solutions deliver competitive advantages at every stage in the product value chain. The world’s leading organizations turn to Stratasys to transform product design, bring agility to manufacturing and supply chains, and improve patient care.

To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, Twitter, LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including the Company’s websites, to share material, non-public information pursuant to the SEC’s Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings.

Stratasys and P3 are trademarks or registered trademarks and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.

About CollPlant

CollPlant is a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. CollPlant’s products are based on its recombinant human collagen produced with its proprietary plant based genetic engineering technology. These products address indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing, and are ushering in a new era in regenerative and aesthetic medicine.

In 2021 CollPlant entered into a development and global commercialization agreement for dermal and soft tissue fillers with Allergan, an AbbVie company, the global leader in the dermal filler market.

For more information, visit http://www.collplant.com

News Release

Safe Harbor for Forward-Looking Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to Stratasys’ and/or CollPlant’s objectives, plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that Stratasys and/or CollPlant intend, expect, project, believe or anticipate will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of the companies’ respective management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements included in this press release include, but are not limited to, statements regarding the following: the companies’ ability to develop a 3D bioprinter that is based on Stratasys’ P3™ 3D printing technology and can be used with CollPlant’s rhCollagen-based BioInk; CollPlant’s expectations regarding the timing and cost of commencing pre-clinical and clinical trials, or at all, with respect to breast implants, tissues and organs based on its rhCollagen based bioinks and other products for medical aesthetics; CollPlant’s ability to obtain favorable pre-clinical and clinical trial results with respect to the foregoing trials; regulatory action with respect to rhCollagen based bioinks and medical aesthetics products including but not limited to acceptance of an application for marketing authorization review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the companies’ combined 3D bioprinter and/or future potential collaborative products involving Stratasys’ P3™ 3D printing technology and/or CollPlant’s rhCollagen based bioinks and/or CollPlant’s regenerative breast implants and/or other medical aesthetics products; the companies’ ability to establish sales and marketing capabilities or enter into agreements with third parties, including third party distributors and resellers; and the companies’ ability to establish and maintain strategic partnerships and other corporate collaborations. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause Stratasys’ or CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: CollPlant’s history of significant losses, its ability to continue as a going concern, and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the companies’ reliance on third parties to conduct some or all aspects of the manufacturing of their products; the scope of protection the companies are able to establish and maintain for their respective and joint intellectual property rights and the companies’ ability to operate their respective businesses and their joint collaboration without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the companies operate; projected capital expenditures and liquidity; changes in the companies’ respective strategies; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting Stratasys and CollPlant are contained under the heading “Risk Factors” included in Item 3.D of their most recent annual reports on Form 20-F filed with the SEC on March 3, 2023 and March 29, 2023, respectively, and in other filings that Stratasys and CollPlant have made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect Stratasys’ and CollPlant’s current views with respect to future events, and the companies do not undertake and specifically disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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